January 6, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director Tangela S. Richter, Legal Branch Chief Mellissa Campbell Duru, Staff Attorney Jill Davis, Accounting Branch Chief Gabrielle Malits, Staff Accountant

Re:	Itronics Inc.
Amendment No. 1 to Registration Statement on Form SB-2, filed November 10, 2005
(File No. 333-127855)

Ladies and Gentlemen:

On behalf of Itronics Inc. (“Itronics” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the comment letter of December 2, 2005.

Form SB-2

General

1.
Please update the financial statements and related disclosure included in the registration statement for the most recent nine month interim period in addition, your disclosure in the prospectus should be updated to reflect developments at least as current as the most recently filed quarterly report for the fiscal quarter ended September 30, 2005.

Response:

We have revised to update the financial statements and related disclosures included in the registration statement for the most recent three and nine month periods ended September 30, 2005. In addition, the disclosure in the prospectus has been updated to reflect developments as current as the most recently filed quarterly report.

Risk Factors, page 6

2.
Please re-order the risk factor discussion so that you present those risks that are relatively more material to your operations first. For example, the risk factor regarding your significant dependence on single customers for your fertilizer sales and photochemical recycling revenues would appear to be relatively more material than the more general risk factors appearing on page 7. Please revise your disclosure accordingly

Response:

We have re-ordered the risk factors so that the Company has presented those risks that are relatively more material to its operations first.

Risks Relating to Our Business, page 6

If we are unable to obtain…, page 6

3.
We note the disclosure in your liquidity and capital resources discussion in which you indicate that based on currently available funding, you will have working capital through March to June of 2006. Please revise the risk factor heading and supplement the risk factor disclosure so that you specifically reference the anticipated shortfall in liquidity and capital resources that could occur as early as March 2006

Response:

We have revised this risk factor, both in the heading and in the risk factor discussion, to disclose that the proceeds from the Company’s July 2005 private placement could be spent as early as March 2006.

Our Mining Technical Services Revenues Were Dependent…., page 7

4.
Revise the heading of this risk factor and the discussion that follows to clearly state that you no longer have a contract that provides the revenue stream which accounted for 75% of revenues in the mining and technical services segment.

Response:

We have revised the heading and the discussion that follows the subject risk factor of this comment number 4 to clearly state that the Company no longer has a contract that provides the revenue stream which accounted for 75% of revenues in the mining and technical services segment.

Management s Discussion and Analysis of Financial Condition and Results of Operations page 13

Results of Operations, page 14

5.
We note the revisions in response to our prior comment 17 and partially reissue the comment. Instead of generally listing the factors that affect your photochemical recycling and silver bullion revenues, explain how and why the listed factors impact your revenues. Also, rather than merely stating that fertilizer revenues are impacted by seasonality (i.e. the growing season), specify the months that constitute the growing season.

Response:

We have revised the disclosure in the MD&A section on page 14 to more fully explain how and why the various factors impact the Company’s revenues from photochemical recycling and silver bullion revenues. We have also expanded upon the discussion of how seasonality affects the Company’s fertilizer sales.

6.
We note your response to prior comment 19. Please provide us with a summary of the evidence that you considered in determining that a right of setoff exists and is enforceable at law with regard to your net presentation of photochemical recycling receivables arid silver in inventory payables. See paragraph 7 of APB 10 and paragraph 5 of FIN 39.

Response:

The Company has negotiated this right with its customers. The Company reflects the silver credit in its invoices to its customers and the customer pays the net amount to the Company.

7.
We note your response to prior comment 22. Please balance your business discussion of expanding the states where fertilizer products are registered and efforts to begin sales in these new territories with analysis in MD&A of the costs involved to date and expectations of costs for the near future of implementing these plans.

Response:

We have expanded upon the Company’s discussion of its growth plans in Item 3 under “Growth Plans and Implementation” in the MD&A section on page 21. We have included a discussion of the range of costs experienced to date when we expand to new territories and a discussion of expected costs in the near term.

8.
We note your response to prior comment 23. Please provide us with a cross-reference to where you have specifically discussed who manufactures the concentrators and how sales in this area affect the flexibility of your operations Please note that for all responses to our comments a specific cross reference to the location of information greatly facilitates our review.

Response:

The Company’s response to prior comment 23 was on page 15. It is now also on page 15. We have further expanded upon the Company’s discussion to include the types of costs that are being outsourced as a result of using a third party manufacturer to produce the Photochemical Silver Concentrators and disclosure related to the financing of present and future Concentrators.

9.
We note your response to prior comment 25. Please provide a more specific cross reference to where you have discussed the inventory and account receivable factoring arrangement in more detail in MD&A. The availability and terms of the arrangements and how management uses the arrangement enhance an investor’s understanding of the company’s liquidity and capital resources.

Response:

The Company’s response to the prior comment 25 was on page 20, in the “Liquidity and Capital Resources” section of MD&A. It is now also on page 20. We have expanded this discussion to incorporate the information requested as it relates to the Company’s account receivable and inventory factoring arrangement.

Photochemical Fertilizer, page 15

10.
We reissue comment 28. Your statement that in the “near term, this will result in reduced photochemical recycling revenue…” is insufficient in explaining the consequences to your operations resulting from the termination of the Shutterfly, Inc supply contract. Please revise your disclosure accordingly.

Response:

We have removed the sentence “In the near term, this will result in reduced photochemical revenue…” In addition, we have expanded the Company’s discussion about the consequences to its operations if the Company is unable to replace the revenue and the photochemical raw material that it was obtaining from the Shutterfly contract.

Financial Statements

Balance Sheet

11.
Please cite the authoritative literature supporting your presentation of a current portion of deferred loan fees. We note the definition of a current asset at paragraph 4 of Chapter 3A of ARB 43 which includes cash and other assets reasonably expected to be realized in cash or sold or consumed in the normal operating business cycle.

Response:

The Company believes that these types of costs are consistent with prepaid expenses as described in ARB 43, Chapter 3A, paragraph 4. However, the Company concluded that the costs more closely fit the discussion in paragraph 6 and have therefore removed them from current assets and have combined the current portions with the balances in Other Assets.

12.
As requested in prior comment 45, identify as a separate line item in your property and equipment breakdown the asset value of equipment under capital lease. Also, considering that the equipment has depreciable lives ranging from five to twenty years, separate line items for the shorter and longer lived items, reflecting their nature and/or function. We note your disclosure at Note 11 that the underlying assets consist of computers, office equipment, plant machinery and automobiles See paragraphs 4-5of APB No. 12.

Response:

We have reclassified the Equipment under Capital Lease into two line items, one for equipment and furniture and one for vehicles, which is consistent with the line items presented for owned property. Additionally, we have included a table indicating the depreciable lives for each class of asset.

13.	With respect to prior comment 46, please revise your response to cite the authoritative accounting literature supporting equity classification of the common stock to be issued in lieu of salaries

Response:

Pursuant to Concept 6, paragraphs 60-62, stock to be issued is classified with equity. The individuals who have signed agreements with the Company to accept shares instead of cash for past services rendered, have relinquished their right to receive cash and will only receive shares at the market price of shares on the date the agreements were signed. Please note that the Company believes nothing in SFAS 123, 140 or 150 would require classification as other than equity.

Statement of Operations

14.	We note your response to prior comment 48. Please refer to the last sentence of SAB Topic 11-B as it pertains to your presentation of gross profit before depreciation and amortization. Please revise.

Response:

We have added the language “(exclusive of depreciation and amortization shown separately below)” to the Gross Profit (Loss) caption in the Consolidated Statements of Operations.

Note 1 — Significant Accounting Policies

15.	We note your response to prior comment 52 Please revise your disclosures to address the following points:

* Stock-based Compensation Address the impact that future adoption of SFAS 123R will have on your accounting See SAB Topic 11 M.
* Contingencies: Revise your disclosure throughout the document to use the terms probable reasonably possible and remote as indicated in SFAS 5.
* Non-cash Transactions: Address the disclosure requirements of paragraphs 32 and 70 74 of SFAS 95 in addition to non-monetary transactions under APB 29 and SFAS 153.
* Marketable Securities Paragraph 13 of SFAS 115 requires that available for sale securities by earned at fair value Explain your use of lower of cost or fair value.
* Web Site Development Costs. Please revise to provide a more comprehensive analysis of the issues addressed under EITF 00-02 and how your accounting may change as you advance into different stages of implementation.
* Factoring Arrangements revise to provide specific terms and other information necessary to address the impact of SFAS 125 and 140. Disclose who is the counterparty, caps on amounts that can he factored, how the interest rate is determined, and other pertinent information.

Response:

We have revised the Company’s summary of significant policies as follows:

Stock Based Compensation - We have added a paragraph discussing the new accounting policy, its effective date, and that the Company has not yet evaluated its impact on future financial statements.

Contingencies - We have revised the wording to use the terms “probable, reasonably possible and remote.”

Non-cash Transactions - We have added additional language to reference non-cash investing and financing disclosure requirements.

Marketable Securities - We have deleted the typo “lower of cost or fair value” to properly reflect our policy of recording these assets at fair value.

Web Site Development Costs - We have enhanced the Company’s disclosures in its Research and Development policy and its Property and Equipment policy to more clearly indicate the specific costs that are capitalized and those that are to be expensed.

Factoring Arrangements - We have enhanced the Company’s policy to specify the terms of these short-term financing arrangements with 3rd parties. Please note that the Company maintains control over and responsibility for the inventory and receivables; thus, SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” does not apply.

Note 3. Long Term Debt, page F-13

16.
We have read your response to prior comments 54 and 55. Please provide us with the pertinent terms of the convertible promissory notes reflected in the 2003 and 2004 long term debt balances in your response, please indicate whether or not these notes are considered conventional convertible in accordance with paragraph 4 of EITF 00-19 We may have further comment.

Response:

The 2003 and 2004 notes are convertible into common stock at a fixed price for a fixed number of shares. The holders may only realize the value of the conversion by exercising the option and receiving the entire proceeds in a fixed number of shares. The convertible notes issued in 2000 came due in 2003. The Company negotiated an extension with the holders of those notes by increasing the interest rate and lowering the conversion price. All but two holders have extended the notes. The revised conversion price was above market at the time that the Company negotiated the extensions, so there was no beneficial conversion factor. The Company has considered EITF 00-19 and concluded that these notes are conventional convertible debt, and therefore not subject to EITF 00-19.

Subsequent Events

17.
We note from your response to prior comment 60 that the “notes issued in August 2005 have a beneficial conversion feature “ and that the “effect of the beneficial conversion will be included in the statement of operations in the third quarter of 2005 ‘ Additionally, we note your disclosure on page 10 of your third quarter Form 10-QSB that describes the accounting treatment you have given to the issuance on June 15, 2005 of four Callable Secured Convertible Notes and associated Stock Purchase Warrants Based on the exhibits you filed in a Form 8-K on July 20, 2005, including exhibits 10. 1 through 10.13, please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion features for the secured convertible term notes are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133 and its implementation guidance at B15. It appears that these notes may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since the number of shares that may be converted by the holder of the notes is not fixed in this regard, we note that the conversion price is defined as the lesser of the variable conversion price and the fixed conversion price of $.10. This coincides with the statement in your Form SB-2 that “Accordingly, there is in fact no limit on the number of shares into which the notes may be converted.”

Since these notes are not conventional convertible, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. Based on a high-level review of the aforementioned exhibits, and therefore without limitation, we note the following provisions that would result in liability classification under EITF 00- 19. If true, you would be required to bifurcate the conversion option feature from the debt host and account for the feature as an embedded derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion under EITFs 98-5 and 00-27.

• Your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period; otherwise, you are required to pay a liquidated damages payment equal to 2% of the product of the original principal amount of the note per month until the event is cured, with no cap on the maximum penalty that could be incurred. Also, you will incur these liquidated damages if your common stock is not listed or quoted or is suspended from trading for the periods outlined in the agreement. Refer to paragraph 16 of EITF 00-19.

• You currently do not have sufficient authorized and unissued shares available to settle the notes after considering all other commitments that may require the issuance of stock. We note your disclosure in the Risk Factors of your SB-2, “If we fail to obtain stockholder approval to increase our authorized shares of common stock we may be subject to various penalties and will be in default of the securities purchase agreement.” Refer to paragraphs 19 and 20 of EITF 00-19.

Response:

The Company has submitted a response to this Comment 17 supplementally to the Staff of the Commission. Such response is annexed hereto as Exhibit “A”.

18.
In addition, it appears that the warrants you have issued would also be required to be accounted for as freestanding derivative instrument liabilities under EITF 00-19 since these warrants are subject to the same registration rights agreement noted above for the secured convertible term note. Please advise.

Response:

The Company has submitted a response to this Comment 18 supplementally to the Staff of the Commission. Such response is annexed hereto as Exhibit “A”.

19.
It also appears that the note agreements may contain other embedded derivatives that you should evaluate under SFAS 133 and EITF Issue 00-19. Without limitation, tell us how you evaluated the following:

• Your option to redeem the notes at a certain predetermined percentage of the outstanding principal and accrued interest depending upon the date of prepayment.

• You will be required to make conversion default payments, in cash or common stock, if you do not have sufficient authorized but unissued shares of common stock to effect a conversion. In this regard, we note that it does not appear that the economic characteristics of this feature are clearly and closely related to the economic characteristics of the debt host.

Please note that we expect you to perform a thorough analysis of all the provisions of your convertible debt instruments in order to determine whether there are any other provisions that may be embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to SFAS I 33 Please tell us all of the embedded derivatives you identified during your review of your debt agreements and how you evaluated each provision.

Response:

The Company has submitted a response to this Comment 19 supplementally to the Staff of the Commission. Such response is annexed hereto as Exhibit “A”.

General

20.	Update the financial statements in the registration statement as required by Item 310(g) of Regulation S-B.

Response:

We have revised to update the financial statements in the registration statement as required by Item 310(g) of Regulation S-B.

21.	Provide a currently dated consent of the independent public accountant in each amendment.

Response:

We have provided a currently dated consent of the Company’s independent public accountant in Amendment No. 2 to the registration statement on Form SB-2.

Very Truly Yours,

/s/	Eric A. Pinero
Eric A. Pinero

EXHIBIT “A”

Itronics Inc.
Summary of Analysis of Financing Agreement and Appropriate Accounting Treatment

Background:

Itronics borrowed $3.25 million in 3-year 8% Callable Secured Convertible Notes in July 2005; the first $2.25 million was funded in July and August 2005.
•	The notes are convertible;
•	Itronics can prepay the notes at a premium;
•	Itronics may incur conversion default payments;
•	Itronics is required to file a registration statement;
•	3,000,000 5 year warrants exercisable at $0.15

We identified 5 potential derivatives, of which 4 are embedded and one is freestanding. Please note that we are familiar with EITF 00-19 “Accounting for Derivative Financial Instruments Indexed and Potentially Settled in a Company’s Own Stock” which indicates in paragraph 20 that if a Registrant does not have enough authorized and unissued shares available to settle the entire contract, then liability classification is required if the provisions of FAS 133 are met. Following is a summary of our analysis of these items:

1. Conversion feature

Terms:
The holders of the Notes have the option, but not the obligation, to convert the Notes into common stock at the lesser of $0.10 per share or 55% of a calculated market price.

Research:
EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” indicates the embedded conversion feature should be analyzed under FAS 133 to determine if it meets the criteria requiring derivative accounting treatment. Since this feature is not detachable from the host contract, we analyzed it under Paragraph 12 as an embedded derivative. We concluded that the criteria under Paragraph 12 (a) and (b) were met. Paragraph 12(c) directs the analysis to Paragraphs 6 to 11 to determine if a freestanding instrument with the same terms would be a derivative instrument subject to FAS 133.
•
We concluded that this feature did not meet the criteria of 6(b) because the initial net investment was greater than would be required for other types of contracts primarily because of the 8% interest rate which is substantially below market rates for a company with Itronics' financial position and credit history prior to the financing. Recent financings have been at 12% for convertible notes and 24% to 36% for short term financings.

•	We also concluded that this feature does not meet the criteria of 6(c) because it does not require or allow net settlement, i.e. deliver an asset for only the change in value.
o	In this contract, Itronics is required to deliver the full notional value in shares.
o	There is no market mechanism for either party to get out of the contract for only the change in value of the contract.
o
The feature is not readily convertible to cash. FAS 133 paragraph 57(c)(3) discusses that a security is not readily convertible to cash if the number of shares to be exchanged is large relative to the daily transaction volume. While we acknowledge that the agreements set no minimum amount to be converted, DIG A-19 indicates that the fundamental purpose of this provision is to evaluate the terms of a contract based on the ability to effect the conversion terms of the entire contract during the contract period without affecting the underlying market price, regardless of the intent of the parties. In order to convert the entire $2.25 million balance outstanding, at the current market price of our shares, the Holder would be issued approximately 182,800 shares per day over the next 32.5 months representing approximately 50% of our daily trading volume, based on the average daily trading volume over the past 35.5 months. We believe this considerable number of shares could not be converted without affecting the market price; consequently it is not readily convertible to cash.

Conclusion:
The beneficial conversion feature must be accounted for under EITF 98-5 and EITF 00-27 “Application of EITF 98-5 to Certain Convertible Instruments.” The terms of our Notes are similar to Case 1(d) and Case 5 in EITF 98-5. Therefore, we calculated the intrinsic value of the beneficial conversion feature, and discounted the carrying value of the Notes and credited additional paid in capital. Under EITF 00-27 paragraph 19, the discount will be amortized over the stated life of the Notes using the effective interest method.

2. Prepayment Premium

Terms:
The Company can elect to prepay the outstanding principal balance of the Notes at a premium of 50% after 60 days, provided (1) there are sufficient authorized shares to fully convert the Notes at the time of prepayment and (2) the stock is trading at or below $0.10 per share. At this time, the Company does not have the ability to exercise this option.

Research:
We analyzed the prepayment feature under FAS 133 to determine if it requires derivative accounting treatment. Since this feature is not detachable from the host contract, we analyzed it under Paragraph 12 as an embedded derivative. We concluded that the criteria under Paragraph 12 (a) and (b) were met. Paragraph 12(c) directs the analysis to Paragraphs 6 to 11 to determine if a freestanding instrument with the same terms would be a derivative instrument subject to FAS 133.
•	We concluded 6(a) is not met as there is no underlying. In this instance, the premium percent is fixed; it is not variable based on changes in market factors.
•	We also concluded that it does not meet the criteria of 6(c) because there is no provision for net settlement,
o	There is no “underlying times the notional”.
o
The prepayment premium is fixed representing an asymmetrical provision as described in DIG A-8; that is, the Company must pay a penalty to the holder if it chooses to prepay the debt but there is no benefit available to the Company if it chooses not to prepay the debt.

Conclusion:
The prepayment premium allows the Holders to be compensated for lost interest if the contract is terminated early. The Company will follow FAS 5 and accrue any amounts that are probable to be incurred under the prepayment premium option.

3. Conversion Default Payment

Terms:
If the Company fails to convert any portion of the Notes into stock upon the request of the Holders, the Company must pay a conversion default payment calculated as follows: Outstanding Principal Balance plus any accrued interest X 24% X Number of days until there are sufficient shares available. The penalty is payable in cash or stock, at the option of the Holders.

Research:
We analyzed the prepayment feature under FAS 133 to determine if it requires derivative accounting treatment. Since this feature is not detachable from the host contract, we analyzed it under paragraph 12 as an embedded derivative. We concluded that the criteria under Paragraph 12 (a) and (b) were met. Paragraph 12(c) directs the analysis to Paragraphs 6 to 11 to determine if a freestanding instrument with the same terms would be a derivative instrument subject to FAS 133.
•	We concluded 6(a) is not met as there is no underlying. In this instance, the default percent is fixed; it is not variable based on changes in market factors.
•	We concluded that the penalty does not meet the criteria of 6(c) because there is no provision for net settlement,
o
The conversion default penalty is fixed representing an asymmetrical default provision as described in DIG A-8; that is, the penalty is fixed, except for the passage of time and only the Holders benefit from the changes in the stock price.

o
The present principal balance of $2.25 million which would result in a monthly penalty of $45,000. To convert this amount to stock would require 82,600 shares per day at present stock price levels, which would be approximately 23% of our present average daily volume. We believe this number of shares could not be converted without affecting the market price; consequently it is not readily convertible to cash.

Conclusion:
The conversion default covenant requires the Company to pay a penalty if certain conditions are not met. The Company will follow FAS 5 and accrue any amounts that are probable to be incurred under the conversion default terms in the agreement.

4. Warrants

Terms:
Warrants are exercisable at $0.15 per share for 5 years. There is a cashless exercise provision if resale of the Warrant Shares is not then registered.

Research:
We analyzed FAS 133 paragraphs 6 through 11 to determine if the warrants require derivative accounting treatment.
•	We concluded that the warrants do not meet the criteria of FAS 133 Paragraph 6(b) because,
o	As discussed above, the Company received an interest rate that is significantly below market. In return, the Investors received warrants.
o
The fair value of the warrants, measured using the Black-Scholes pricing model, was approximately $150,000, which is more than 85% of the market value of the stock underlying the warrants ($155,000 at the date of grant); consequently, they do not meet the no or small initial net investment test under paragraph 6(b).

Conclusion:
The warrants were valued using the Black-Scholes pricing model described in FAS 123. The carrying value of the notes was discounted for fair value of the warrants and paid in capital was credited as required under APB 14 “Accounting for Convertible Debt and Debt issued with Warrants.” The discount will be amortized using the effective interest method over the term of the Notes. Also, after applying the discount related to the warrants, the Company calculated the discount for the intrinsic value of the conversion feature, which is limited to the adjusted carrying value of the Notes, in accordance with EITF 98-5, paragraph 6.

5. Registration Rights Agreement and related penalty provisions.

Terms:
The Company is required to register sufficient common shares to effect conversion of the Notes and there are penalty provisions if the Company fails to have an effective registration in place after 120 days, or best efforts as determined by the Holders, from the closing date of July 15, 2005. The penalty is 2% per month of the Outstanding Principal Amount of the Notes. The penalty is payable in cash or common stock at the option of the Company.

Research:
We analyzed the registration penalty feature under FAS 133 to determine if it requires derivative accounting treatment. Since this feature is not detachable from the host contract, we analyzed it under Paragraph 12 as an embedded derivative. We concluded that the criteria under Paragraph 12 (a) and (b) were met. Paragraph 12(c) directs the analysis to Paragraphs 6 to 11 to determine if a freestanding instrument with the same terms would be a derivative instrument subject to FAS 133.
•	We concluded 6(a) is not met as there is no underlying. In this instance, the default percent is fixed; it is not variable based on changes in market factors.
•
We concluded that the penalty does not meet the criteria of 6(c) as it is a fixed penalty resulting in an asymmetrical default provision as described in DIG A-8. The amount of the penalty is fixed, except for the passage of time until the default is cured, and if it is converted to stock by the Company, only the holder benefits from the changes in the stock price.

•	We concluded that there is no current consensus under GAAP, as discussed in EITF 05-04 regarding registration rights and related penalty provisions.

Conclusion:
The registration penalty is a covenant that requires the Company to pay a penalty if certain conditions are not met. The Company will follow FAS 5 and accrue any amounts that are probable to be incurred under the terms in the agreement.